EXHIBIT 99.2

Koch – Georgia-Pacific Questions and Answers

Updated: 11/14/2005

The following Questions and Answers will be updated as frequently as possible. If you would like to submit a question that you believe is of broad interest to employees about the transaction, first review the information below to determine whether that answers your question, then submit your question to the following email address: kochquest@gapac.com.

Will Koch change the company’s name?

Koch looks forward to building on the history and value of the great Georgia-Pacific name.

Will the Georgia-Pacific headquarters move?

Georgia-Pacific headquarters will remain in Atlanta, where it is strategically and geographically well-positioned.

How will this affect Georgia-Pacific’s existing collective bargaining agreements?

It will not affect those contracts. All of Georgia-Pacific’s existing contracts will remain in place.

Will Georgia-Pacific’s compensation and benefits change?

Koch has advised us that Georgia-Pacific will maintain current aggregate employee benefits and compensation after transaction closing at a level substantially equivalent to pre-closing benefits.

What is the total value of this acquisition?

The stock purchase of $48 per share implies a total market value for Georgia-Pacific’s equity of $13.21 billion (excluding debt) and an enterprise value of $21 billion.

How is Koch funding the purchase?

Substantial cash will come from Koch’s cash resources plus financing from Citigroup.

What happens to Georgia-Pacific bondholders?

Select issues of Georgia-Pacific debt are being tendered for and the rest remain outstanding, i.e., no change.

I am an employee shareholder. What can you tell me about my shares?

As the press release states, Koch expects to launch its tender offer for all outstanding shares of Georgia-Pacific common stock no later than Nov. 18. As a shareholder, you will be notified. Employees who participate in stock-based incentive programs also will receive details about their stock.

What are some of the key provisions in the merger agreement (exclusivity, break-up fee…)?

All of those details will be disclosed in the tender offer later this week.

Will Georgia-Pacific remain a NYSE-listed company?

Once our transaction closes, we expect Georgia-Pacific will be a wholly owned subsidiary of Koch and, therefore, no longer eligible for listing.

What steps remain?

Koch expects to commence a tender offer for any and all outstanding shares of Georgia-Pacific common stock, followed by a second step cash-out merger at the offer price. The purchase is subject to regulatory review, including HSR and other antitrust reviews. Other customary conditions will be set forth in the offer to purchase. Each reviewing authority would examine the transaction in light of its own statutory criteria, but we believe that the transaction would meet all criteria for approval by the relevant regulatory bodies.

What are the advantages of a private company?

Private companies can ensure they remain firmly focused on creating long-term value. They are able to weather the cycles of businesses. They can look toward the long-term and avoid distractions caused by current approaches to quarterly reporting in public equity markets. For this acquisition, Koch believes private status will allow it to build upon the strengths and long-term value seen in this business. They understand both proprietary commodity businesses and have the flexibility and the commitment to weather market cycles and commit the appropriate resources, keeping focused on longer term results.

Will Georgia-Pacific’s corporate presence in our community be diminished by this change of ownership and becoming privately held?

Koch has said that Georgia-Pacific’s headquarters will remain in Atlanta and, as such, Georgia-Pacific’s commitment to its HQ community is expected to remain strong. Georgia-Pacific is a significant presence in the metro Atlanta area and can be expected to continue to be an important part of its hometown.

Who will own the Georgia-Pacific Center building, which is a significant landmark in Atlanta?

As part of the transaction, all assets of Georgia-Pacific will remain part of Georgia-Pacific. This would include the Georgia-Pacific Center joint venture with GA-MET.

How will Georgia-Pacific’s asbestos liability be handled? What about other significant liabilities, such as the Fox River?

These liabilities will be effectively managed as they are currently by Georgia-Pacific, as part of its overall liabilities.

How does Georgia-Pacific’s approach to safety, health and the environment mesh with Koch’s environmental, health and safety (EH&S) commitment?

We see compatibility between Koch’s and Georgia-Pacific’s commitments to long-term success in the EH&S areas. Koch companies believe that environmental, health and safety excellence is mandatory for long-term success. Worldwide, these companies manage their operations to protect the environment, and the health and safety of employees, customers, contractors and the public. They focus on the 10,000-percent goal of 100 percent compliance, 100 percent of the time. And they focus on continuous improvement toward the goal of zero EH&S incidents. Georgia-Pacific’s operations and its values and principles are focused on this as a highest priority as well.

Have you spoken with community and elected officials?

Both organizations are beginning to reach out to inform all of the appropriate local officials and begin a dialogue with employees and the communities served by Georgia-Pacific.

When will employees hear more about all of this?

A live broadcast about the Koch news will be aired for all Georgia-Pacific employees Nov. 14. There will be additional regular updates provided about both the transaction status and other related news. Employees should watch for Company News and check mill news outlets at their facilities for these updates. We also encourage Georgia-Pacific employees to log on to Koch’s Web site, www.kochind.com, where lots of information about Koch is available.

Where can Georgia-Pacific employees get specific questions answered?

A special new email box is being created to capture questions employees are not seeing already answered through employee communications and forthcoming updates. Questions of broad employee interest will be answered in future communication.

###

2